650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 8, 2017

Via EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Russell Mancuso, Branch Chief, Office of Electronics and Machinery Brian Cascio, Accounting Branch Chief Julie Sherman Tom Jones

Re:	BioCardia, Inc.

Amendment No. 2 to Registration Statement on Form S-3

Filed July 20, 2017

File No. 333-218124

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2016

Filed July 20, 2017

File No. 000-21419

Response dated July 20, 2017

Dear Mr. Mancuso:

On behalf of our client, BioCardia, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 4, 2017 and relating to the Company’s Amendment No. 2 to Registration Statement on Form S-3 (File No. 333-218124) filed with the Commission on July 20, 2017 (the “July Amended Registration Statement”) and Amendment No.1 to Form 10-K for the fiscal year ended December 31, 2016 (File No. 000-21419) filed with the Commission on July 20, 2017 (the “10-K Amendment”).

In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the July Amended Registration Statement or the 10-K Amendment, as applicable. Except as otherwise specifically indicated, page references herein correspond to the page of the July Amended Registration Statement or the 10-K Amendment, as applicable.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

U.S. Securities and Exchange Commission

August 8, 2017

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2016

Security Ownership, page 36

1.

From your response to prior comment 8, it appears that your beneficial ownership table does not include all named executive officers. Tell us the number of securities beneficially owned by each named executive officer not included in this table.

In response to the Staff’s comment, the Company respectfully informs the Staff that, to the best of its knowledge, as of April 21, 2017, (i) Andrew Brooks (who resigned as the Chairman of the Board of Directors, Chief Executive Officer, Interim Chief Financial Officer and other positions with Tiger X on May 10, 2016) held zero shares of the Company’s common stock and (ii) Steven Rubin (who served as Interim Chief Executive Officer of Tiger X from May 10, 2016 until the completion of the Merger on October 24, 2016) held 342,822 shares of the Company’s common stock. Therefore, the total number of shares beneficially owned by “All directors and executive officers as a group,” when also including these former executive officers of Tiger X (a total of 14 persons), is 72,735,660 shares of the Company’s common stock, and the percentage of beneficial ownership is 15.57%.

Exhibit 10.8

2.	We note your response to prior comment 10. Tell us which exhibit sets forth the adjustment provisions mentioned in section 3 of exhibit 10.8.

In response to the Staff’s comment, in August 2016, as consideration for consulting services provided pursuant to the Consulting Agreement filed as exhibit 10.8 to the Amended 10-K, OPKO was granted an option to purchase 259,592 shares of the Company’s common stock with an exercise price of $2.85 per share (the “OPKO Option”). The OPKO Option was pursuant to the Company’s 2016 Equity Incentive Plan and our 2016 Equity Incentive Plan Stock Option Agreement filed as exhibits 4.6 and 4.7, respectively, to Registration Statement on Form S-8 filed by us on February 8, 2017 that provide for adjustments to the number of underlying shares and exercise price in the event of a change in capitalization, including a stock split. In October 2016, a one-for-19.3678009 stock split of the Company’s common stock was implemented in connection with the Merger. Thus, following the stock split, the OPKO Option converted into 5,027,726 shares of the Company’s common stock with an exercise price of $0.15 per share.

U.S. Securities and Exchange Commission

August 8, 2017

***

Please direct any questions regarding the Company’s responses to me at (650) 493-9300 or mdanaher@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Michael J. Danaher Michael J. Danaher

cc:	Peter Altman, President and CEO, BioCardia, Inc. David McClung, Vice President of Finance, BioCardia, Inc.